Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

The following is a transcript of a video interview of Jim Fitterling, Chief Executive Officer of Dow Inc. by Sara Eisen and Carl Quintanilla, of CNBC, made available on May 12, 2023, at
https://www.cnbc.com/video/2023/05/12/dow-ceo-jim-fitterling-on-advanced-nuclear-reactor-project-in-texas.html.

Sara Eisen (CNBC) (00:01):

Okay, let’s turn now to a different kind of energy. Dow Chemical announcing one of its plans in Texas will soon be going nuclear with plans for a reactor project to eliminate carbon emissions at the nearly 5,000 square foot manufacturing facility construction expected to start in 2026. Joining us now is Dow CEO Jim Fitterling. Jim, thanks for joining us.

Jim Fitterling (Dow) (00:23):

Good morning, Sara. Thanks for having me.

Sara Eisen (CNBC) (00:25):

Good morning. This is really interesting. When I think of nuclear plants, I think of powering electricity for a city or more. I don’t necessarily think of it as powering it for a plant. Is this a new concept?

Jim Fitterling (Dow) (00:41):

Well, we are pleased to be working with X-energy. Our partner under the DOE’s Advanced Reactor Demonstration Program to bring advanced nuclear or small modular nuclear reactors into industry. This will be first of its kind in industry to basically take our power and steam production at the Seadrift Texas site completely to nuclear and we chose X-energy because their technology allows us not only to generate the electricity we need at the site, but to generate high pressure steam and most of industry, our industry in particular, but many materials industries require a lot of process heat and steam as much as they do electricity.

Sara Eisen (CNBC) (01:25):

I also found it interesting because nuclear is sort of out of vogue, Jim, and there are all sorts of safety concerns that I think people think of. Germany just last week shut down the last three nuclear plants. I know it’s a controversial decision, but was it tough to get Department of Energy on board with this?

Jim Fitterling (Dow) (01:45):

Well, this is a whole new nuclear application that’s coming out. These advanced, small modular reactors will be the future of safe, reliable baseload power. One of the challenges that you can see happening in the country right now from California, even Texas up and down the East Coast is we’re starting to have times of day where you’re starting to have power outages and that’s because we’ve taken out baseload power and replace it primarily with wind and solar. We’re big advocates of wind and solar and we use a lot of wind and solar, but we need 24/7 reliable power. Power needs to be sustainable, reliable and affordable and that’s where we think new nuclear fits.

(02:29):

This is an inherently safer technology than what you are used to seeing. In the utility sector, nuclear is based on lightwater reactors and you’re thinking about large one gigawatt units.

Sara Eisen (CNBC) (02:40):

Exactly.

Jim Fitterling (Dow) (02:40):

One module of the X-energy XE-100 is an 80 megawatt module that generates enough power and steam for us. We’ll put four of those small modules together at the site and we’ll take the site to zero carbon emissions from power and steam, so it’ll eliminate 440,000 tons of carbon and steam emissions just by that one application. And we think on top of hydrogen and carbon capture, which will also be critical, small modular nuclear will be the future for industry and probably for utilities.

Carl Quintanilla (CNBC) (03:16):

That’s interesting, Jim. You know your point about the grid demand is a good one and I wondered if you think concerns about that are going to get more acute because of, I don’t know, EV adoption or is the market efficient enough to get that supply out in front of that kind of curve?

Jim Fitterling (Dow) (03:35):

Yeah, I think two things have to happen. One, we have to realize that clean natural gas has been one of the things that got us to this point, and it’s a simple calculation on the grid. If you take a thousand megawatts of coal fire power off the grid, you can’t just replace it with a thousand megawatts of wind and solar. That thousand megawatts of wind and solar delivers about 240 megawatts reliably to the grid. That thousand megawatts of coal delivers 900 megawatts reliably to the grid. So if you were to replace that coal with advanced nuclear, much more reliable supply to the grid or natural gas, much more reliable supply. And I think we have to realize that from an economic standpoint, people at home are not going to want to live through days where they have hours of power outages. People in industry are not going to move their factories back to a country that can’t provide them 24/7 reliable power. So we think nuclear is part of that future equation. We think hydrogen and carbon capture are a big part as well.

Sara Eisen (CNBC) (04:41):

It’s super interesting and we’ll follow it, Jim, as we try to figure out what a zero emissions future looks like. I just want to ask you while we have you, we just were talking about China and weakness in crude oil and copper. You always have a good sense of what’s happening on the global end market side of things, producing chemicals for so many different sectors. What’s your take? Is the global economy slowing? Are we entering recession? What does it look like?

Jim Fitterling (Dow) (05:10):

Well, we have a couple of economies going on right now. Obviously the service economy is very hot. The industrial economy in most sectors has slowed down and we saw that from the middle of last year, right through the end of the year. A lot of discussion about destocking, but also remember, durable goods and housing were slowing down as we went through the end of the year and they continue to be slow. And housing in China looks just like the housing market here in the States, it’s at a slow point right now, and there’s no signs that it’s going to recover quickly.

(05:44):

I think the other side of this is there are some positive signs in industrial sector. You’re seeing things like agriculture, which is moving positive. You’ve got mining, you’ve talked about copper. I think that’s driven obviously by the infrastructure demands that are going to be coming for more transmission for electric power, but on durable goods, on memory chips and semiconductors, things that we were buying at the peak of the pandemic, more of that shifted toward the service economy and I think that’s why the inflation discussion is around wages and unemployment rate and that’s obviously the service economy is going to drive those numbers pretty dramatically.

(06:25):

It feels like things are gradually improving, but it also feels like we might be through the destocking. Things are hand to mouth I would say from a retail and a consumer perspective. And you can see that in shipping, like overseas shipping and truck shipping. There’s more availability today and the prices have come down, but you can see that there’s not a real strong demand pull and I think all of these other issues on the outside are keeping the consumer a bit on the sidelines from going back into big ticket purchases.

Sara Eisen (CNBC) (07:02):

It’s why it’s so confusing to figure out the data. Sent to talk to you if they don’t already. Jim, thank you. Appreciate it. Tale of many as [inaudible 00:07:12].

Jim Fitterling (Dow) (07:12):

Very good to see you. Thank you. Have a day weekend.

Sara Eisen (CNBC) (07:12):

You too. Jim Fitterling. Good to see you.

Additional Information and Where to Find It

In connection with the Business Combination with X-energy, AAC has filed the registration statement on Form S-4 (as amended by Amendment No. 1 thereto, filed on March 24, 2023, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on January 25, 2023, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.